

November 2, 2022

Brett Riesenfeld
Executive Vice President, General Counsel & Secretary
Snapper Merger Sub I, Inc.
1401 Lawrence Street, Suite 1750
Denver, CO 80202

> **Re: Snapper Merger Sub I, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 11, 2022**
> **File No. 333-267802**

Dear Brett Riesenfeld:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

The Mergers
Certain Unaudited Prospective Financial Information, page 83

1. Expand the disclosures here to provide additional details to describe the material assumptions for the *Sitio Projections* and *Sitio Projections for Brigham* as as well as the *Brigham Financial and Operating Projections* and *Brigham Projections for Sitio*. Quantify, as appropriate, these assumptions and include the factors underlying these assumptions. In this regard, please explain the customary price differentials considered in the benchmark pricing assumptions and describe the other "various assumptions" that were used in deriving the Total Daily Production and Adjusted EBITDA for the companies for the fiscal years 2022 through 2027 for the Sitio projections and for the fiscal years 2022 through 2029 for the Brigham projections.

2. We note the statements that the management assumptions and assumptions regarding the continuing nature of "ordinary course operations that may be subject to change." Please revise to briefly explain your references to "ordinary course operations."

Comparison of Shareholder Rights, page 160

3. The description of the Calling Special Meetings of Stockholders provision of New Sitio here appears partially inconsistent with Section 7.2 of the form of Amended and Restated Certificate of Sitio Royalties Corp. Please revise or advise.

Where You Can Find More Information, page 185

4. Please revise to incorporate by reference Sitio's Quarterly Reports on Form 10-Q for the quarterly periods ending March 31, 2022 and June 30, 2022.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Alex Yang